UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                                (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                     FILED PURSUANT TO RULE 13D-1(A) AND
                AMENDMENTS THERETO PURSUANT TO RULE 13D-2(A)

                              (Amendment No. 1)


                                CRDENTIA CORP.
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                               (Name of Issuer)


                        Common Stock, $0.0001 par value
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                         (Title of Class of Securities)


                                  225235  10  0
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                                 (CUSIP Number)


                                 James D. Durham
                        14114 Dallas Parkway, Suite 600
                                Dallas, TX 75254
                                 (972) 850-0780
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP No. 225235  10  0
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 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       James D. Durham
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
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 3     SEC USE ONLY

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 4     SOURCE OF FUNDS

       PF
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [ ]
       PURSUANT TO ITEMS 2(d) or 2(e)
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
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                 7     SOLE VOTING POWER

                       10,664,420 (see Footnotes 1, 2 and 3 on Page 6)
NUMBER OF        ---------------------------------------------------------------
SHARES           8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY               1,200,000
EACH             ---------------------------------------------------------------
REPORTING        9     SOLE DISPOSITIVE POWER
PERSON
WITH                   10,664,420 (see Footnotes 1, 2 and 3 on Page 6)
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       1,200,000
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,864,420 (see Footnotes 1, 2 and 3 on Page 6)
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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [ ]
       CERTAIN SHARES
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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       38.79%
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 14    TYPE OF REPORTING PERSON

       IN
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                                      2

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.


Item 1.  Security and Issuer.

     This Schedule relates to the common stock, par value $0.0001 per share (the "Common Stock" or the "Shares"), of Crdentia Corp., a Delaware corporation (the "Issuer" or the "Corporation"). The principal executive offices of the Corporation are located at 14114 Dallas Parkway, Suite 600, Dallas, TX 75254. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person (as defined below) is based on (i) 20,769,276 shares of Common Stock and convertible preferred stock, par value $0.0001 per share ("Preferred Stock") outstanding, which is the total number of shares of Common Stock and Preferred Stock outstanding as of December 31, 2003, and (ii) 7,000,000 Shares issuable upon exercise of the Option (as defined below), 50,000 Shares issuable upon exercise of the Note (as defined below) and 2,767,278 Shares issuable upon exercise of the rights pursuant to te Stock Purchase Agreement as defined below. Unless otherwise indicated, the holdings reported herein are as of the close of business on December 31, 2003.


Item 2.  Identity and Background.

   (a) Name of person filing this Schedule: James D. Durham ("Reporting Person")

   (b) Reporting Person's Address:          c/o Crdentia Corp.
                                            14114 Dallas Parkway, Suite 600
                                            Dallas, TX 75254
   (c) Reporting Person's
       present occupation:                  Chairman of the Board and
                                            Chief Executive Officer and
                                            President of the Corporation

                                            c/o Crdentia Corp.
                                            14114 Dallas Parkway, Suite 600
                                            Dallas, TX 75254


   (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

   (f) The Reporting Person is a citizen of the United States.


 Item 3.  Source and Amount of Funds or Other Consideration.

     1,020,000 Shares were acquired pursuant to a certain Common Stock Purchase Agreement dated on or about August 16, 2002, between the Corporation, Reporting Person and certain other stockholders of the Corporation (the "Agreement"). The $51,000 used to purchase the Shares came from the personal savings of the Reporting Person.

     980,000 Shares were acquired pursuant to a private transaction closing on May 15, 2003, between the Reporting Person and Malahide Investments. The $3,000 used to purchase the Shares came from the personal savings of the Reporting Person.

     A convertible promissory note in the principal amount of $50,000 (the "Note") was issued in favor of the Reporting Person on August 28, 2003. The
Note is convertible at Reporting Person's sole discretion any time prior to its maturity into Shares at a purchase price equal to the lesser of (i) one dollar and fifty cents ($1.50) or (ii) the per share price of the Corporation's equity securities issued upon the closing of the Corporation's next private equity financing, subject to certain further anti-dilution adjustments set forth in the Note. On December 17, 2003, the Corporation issued shares of preferred stock at a per share price of $1.00, making the Note currently convertible into 50,000 shares of Common Stock. The $50,000 used to purchase the Note came from the personal savings of the Reporting Person.

     47,142 Shares were purchased on September 19, 2003 in a private transaction at a purchase price of $0.05 per share. The $2,357.10 used to purchase the Shares came from the personal savings of the Reporting Person.

     7,000,000 Shares were granted on December 31, 2003 pursuant to a certain Notice of Stock Option Award between the Corporation and the Reporting Person. The Shares subject to this grant are exercisable pursuant to the terms of the Notice of Stock Option Award at a purchase price of $0.10 per share. The Reporting Person is fully vested in the Option (as defined below), which is xercisable by him in accordance with the schedule described in Footnote 1.
The Reporting Person paid no cash consideration for such Option.

     Except as otherwise discussed below, the Reporting Person does not beneficially own any other securities of the Corporation.


Item 4.  Purpose of Transaction.

     As previously discussed, a Note in the principal amount of $50,000 was issued in favor of the Reporting Person on August 28, 2003, which such Note was acquired for investment. The Note is convertible at Reporting Person's sole discretion any time prior to its maturity into Shares at a purchase price equal to the lesser of (i) one dollar and fifty cents ($1.50) or (ii) the per share price of the Corporation's equity securities issued upon the closing of the Corporation's next private equity financing, subject to certain further anti-dilution adjustments set forth in the Note. On December 17, 2003, the Corporation issued shares of preferred stock at a per share price of $1.00, making the Note currently convertible into 50,000 shares of Common Stock. The $50,000 used to purchase the Note came from the personal savings of the Reporting Person.

     On December 31, 2003, the Corporation's board of directors approved certain modifications to current equity arrangements with the Reporting Person. In consideration for these modifications, the Corporation's board of directors approved the issuance of an option to purchase up to 7,000,000 Shares at an exercise price of $0.10 per share (the "Option"), which expires on December 31, 2018. The Shares subject to this grant are exercisable pursuant to the terms of the Notice of Stock Option Award at a purchase price of $0.10 per share.
The Reporting Person is fully vested in the Option, which is exercisable by him in accordance with the schedule described in Footnote 1.

On December 31, 2003, the Corporation's board of directors also approved certain modifications to the Reporting Person's Common Stock Purchase Agreement dated May 15, 2002 (the "Stock Purchase Agreement"). In connection with these modifications, the Reporting Person agreed to relinquish certain rights to purchase additional Shares granted pursuant to the Stock Purchase Agreement, and entered into a certain Bonus and Other Agreement, dated December 31, 2003 with the Corporation (the "Bonus Agreement"). In addition, the parties agreed that Reporting Person had the right to purchase 2,767,278 Shares at $0.0001 per share pursuant to the Stock Purchase Agreement. The terms and conditions of the Bonus Agreement and the modifications to the Stock Purchase Agreement are more thoroughly described in the Corporation's Current Report on Form 8-K dated December 31, 2003, which is incorporated herein by reference.

     Depending on market conditions and other factors that the Reporting Person, acting for his own account(s) or as the managing member of RCMJ, LLC, may deem material to his investment decision, the Reporting Person may elect to convert the Note, exercise the Option or certain of his purchase rights pursuant to the Stock Purchase Agreement, purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that he now controls or may hereinafter may acquire. Any such future decisions will be made by the Reporting Person in light of the then current financial condition and prospects of the Corporation, the market value of the Shares, the financial condition of the Reporting Person and other relevant factors.

     Other than Reporting Person's status as an executive officer of the Corporation and a member of its board of directors, which regularly considers such matters, and except as otherwise set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

     The Reporting Person has the sole power to vote (or to direct the vote) and sole power to dispose (or to direct the disposition) of the (i) 40,000 Shares held by Paine Webber as custodian for the IRA FBO James D. Durham, (ii) 607,142 Shares held by the James D. Durham Living Trust (1997), as amended,
(iii) 200,000 Shares held by RCMJ, LLC, as its managing member, (iv) 50,000 Shares issuable upon conversion of the Note, (v) 7,000,000 Shares issuable upon exercise of the Option and (vi) 2,767,278 Shares issuable upon the exercise of rights pursuant to the Stock Purchase Agreement.

     The Reporting Person has the shared power to vote (or to direct the vote) and shared power to dispose (or to direct the disposition) of 1,200,000 Shares that are held with his spouse (Sandra J. Durham) as community property. Ms. Durham's address is 14114 Dallas Parkway, Suite 600, Dallas, Texas 75254. Ms. Durham does not affirm the existence of a "group" by, between or among any of herself, her spouse, Paine Webber as custodian for the IRA FBO James D. Durham, James D. Durham Living Trust (1997), as amended or RCMJ, LLC. Ms. Durham is currently self-employed.

     During the last five years, Ms. Durham has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Ms. Durham was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Ms. Durham is a United States citizen.

     The Reporting Person beneficially owns an aggregate of 11,864,420 Shares, representing 38.79% of the outstanding Common Stock of the Corporation (see Footnotes 1, 2 and 3 below).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On December 31, 2003, the Corporation's board of directors approved certain modifications to the Stock Purchase Agreement. In connection with these modifications, the Reporting Person agreed to relinquish certain rights to purchase additional Shares granted pursuant to the Stock Purchase Agreement, and entered into the Bonus Agreement. In addition, the parties agreed that Reporting Person had the right to purchase 2,767,278 Shares at $0.0001 per share pursuant to the Stock Purchase Agreement. The terms and conditions of the Bonus Agreement and the modifications to the Stock Purchase Agreement are more thoroughly described in the Corporation's Current Report on Form 8-K dated December 31, 2003 and incorporated herein by this reference.

Item 7.	 Material to be filed as Exhibits.

None.

1.	Includes 7,000,000 Shares granted pursuant to the Option, which is fully vested and is exercisable in accordance with the following schedule:
100% of the Shares subject to the Option shall be exercisable on December 31, 2008. Notwithstanding the foregoing, certain Shares subject to the Option may be exercised prior to December 31, 2008 in accordance with the following:
Upon the closing date of each Acquisition (as defined in the Notice of Stock Option Award), Shares subject to the Option shall be immediately exercisable in an amount equal to twenty-five percent (25%) of the aggregate number of (i) shares of Common Stock issued in connection with such Acquisition plus (ii) subject to the limitations below, the aggregate maximum number of additional shares of Common Stock issuable pursuant to any security convertible or exchangeable into Common Stock, or any warrant, option, purchase right or similar agreement or arrangement granted in connection with such Acquisition (whether or not such shares are ever issued but excluding any compensatory options or other equity-based incentives granted to service providers on or after the closing date of such Acquisition). Notwithstanding the foregoing, any shares of Common Stock which are issuable in connection with the Acquisition (i) upon exercise or conversion of any convertible debt instrument, (ii) in connection with any subsequent earnout of shares of Common Stock or similar arrangement or (iii) upon the occurrence of some contingent future event, milestone or condition such that the actual number of shares of Common Stock which are issuable thereby is not otherwise determinable at the closing date of such Acquisition, shall not be included for purposes of calculating the number of Shares which are exercisable on the closing date of such Acquisition; provided, however, that an additional number of Shares subject to the Option shall become exercisable in an amount equal to twenty-five percent (25%) of the aggregate number of any such excluded shares of Common Stock which are in fact issued following the closing date of such Acquisition on the date of such issuance.

2.	Includes 50,000 Shares currently issuable upon conversion of the Note.

3.	Includes 2,767,278 Shares which the Reporting Person has a right to purchase pursuant to the Stock Purchase Agreement.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


January 12, 2004                             /s/ James D. Durham
                                            --------------------------------
                                             James D. Durham, an Individual

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